NO ACT

DC
PE
1-21-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042803

Received SEC

MAR 18 2008

Washington, DC 20549

March 18, 2008

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2008

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2008

Dear Mr. Parsons:

This is in response to your letter dated January 21, 2008 concerning the shareholder proposal submitted to ExxonMobil by the Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponent's behalf dated March 10, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Counsel

ExxonMobil

January 21, 2008

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder proposal Regarding Energy Technology Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Province of Saint Joseph of the Capuchin Order and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Background.

The proposal requests that the Corporation study and report to shareholders "on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way. To the extent the proposal deals with ExxonMobil's research and development program the proposal has already been substantially implemented and may be excluded from the proxy material under Rule 14a-8(i)(10). To the extent the proposal requests ExxonMobil to assert or lobby for a particular position regarding U.S. energy security, the proposal relates to the Corporation's ordinary business operations (i.e., involvement in the political or legislative process with respect to an aspect of the Corporation's business) and may be excluded under Rule 14a-8(i)(7).

Proposal has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management. . . ." Exchange Act Release No. 12598 (July 7, 1976).

When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (permitting exclusion of a proposal requesting the board issue a sustainability report to stockholders where the company had already published a "Corporate Responsibility Report"); and *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal requesting the board verify the employment legitimacy of all U.S. workers where the company was already required by law to verify the employment eligibility of its U.S. workers). *See also, Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); and *Nordstrom, Inc.* (avail. Feb. 8, 1995).

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983); *see also* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. *See, e.g., Texaco* (cited above) (permitting exclusion of a proposal requesting the company to implement a specific set of environmental guidelines where the company already had established a compliance and disclosure program related to its environmental programs, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought); *The Talbots Inc.* (avail. Apr. 5, 2002) (permitting exclusion of a proposal requesting the company to implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards) ; and *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal to set a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence). *See also, Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); and *Johnson & Johnson* (avail. Feb. 17, 2006).

As part of its base business strategy ExxonMobil actively pursues research and commercial activities to broaden the portfolio of commercially viable energy sources (including sustainable energy) and by extending the life of identified resources through improvements in efficiency of energy supply and use. Both of these core activities -- developing new energy sources and maximizing the utility of existing energy sources -- directly enhance energy security throughout the world, including for the United States.

To identify and develop energy options and improve efficiency, ExxonMobil maintains industry leading capabilities in research and development spanning many energy options. Our efforts include proprietary research as well as support for and collaboration with leading academic and government laboratories. Current research activities include consideration of geothermal and other renewable energy sources, as well as efforts to use fossil fuels more efficiently and to reduce emissions, for example through carbon capture and storage.

We report on these actions to shareholders through a variety of formats, including in our report entitled *Tomorrow's Energy: A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options* (attached as Exhibit 2) and our annual *Corporate Citizenship Report* (excerpts attached as Exhibit 3). Both of these reports and additional information are available on our website at http://www.exxonmobil.com/Corporate/energy.aspx, and are also available on request to any interested shareholder or other person free of charge.

Tomorrow's Energy includes a detailed discussion of ExxonMobil's outlook and efforts in the sustainable energy arena, including carbon capture and storage; hydrogen; biofuels; wind and solar; gasification; and advanced nuclear. See, for example, pages 7, 12, and 14-17. The chart on page 7 also illustrates ExxonMobil's industry-leading position in research and development. This report is approved by ExxonMobil's Public Issues Committee which consists entirely of independent directors.

In short, ExxonMobil has already substantially implemented each key element of the proposal:

1. ExxonMobil is already committed to being the industry leader in developing and making available the technology needed to enable the U.S. as well as the rest of the world to meet future energy needs.

2. Through diversification of energy sources and efficient maximization of known resources, ExxonMobil's efforts necessarily bolster national energy security.

3. ExxonMobil already reports regularly to our shareholders regarding these matters.

Accordingly, the proposal may be excluded from our proxy material under Rule 14a-8(i)(10).

As a request for a report regarding ExxonMobil's energy research and technology efforts, with emphasis on renewable or sustainable energy alternatives, the proposal is similar to proposals previously submitted to ExxonMobil by the same proponent which the staff has found to be excludable under Rule 14a-8(i)(10) on the basis of publications such as those cited herein. See *Exxon Mobil Corporation* (available March 17, 2006) (proposal requesting ExxonMobil to be an industry leader in reducing greenhouse gas emissions and developing future technology that would reduce the carbon component of energy production); and *Exxon Mobil Corporation* (available March 18, 2004) (proposal requesting a report on how ExxonMobil is responding to pressures to significantly reduce carbon dioxide and other greenhouse gas emissions.)

Proposal relates to ordinary business.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they can not be subject to direct shareholder oversight. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons addressed below, the proposal relates to the Corporation's ordinary business operations because the proposal seeks to involve the Corporation in the political or legislative process with respect to an aspect of the Corporation's business. In well-established precedent, the staff consistently has concurred that shareholder proposals relating to the foregoing implicate ordinary business matters, and as such, the staff has concurred with the excludability of these proposals under Rule 14a-8(i)(7).

The proposal asks the Corporation to research and report on the manner in which the Corporation may enable "U.S. energy independence." As the supporting statement makes clear, "energy independence" as contemplated by the proposal means a specific national energy policy. The supporting statement discusses U.S. energy independence in the specific context of the current Republican Presidential primaries. The supporting statement cites one of the candidates, John McCain, as calling for a "Marshall Plan" to make the nation energy independent in five years. The supporting statement cites another candidate, Mike Huckabee, for a promise to make the nation "oil free" in ten years. The supporting statement then calls for a national effort to promote a specific kind of technology -- geothermal -- as the means of achieving these policy goals.

By requesting the Corporation to take action to support a particular national energy policy, the proposal seeks to have the Corporation engage in political and lobbying activities with respect to public policies relating to the Corporation's operations.

The Corporation's business is energy. Determining whether to take a position on potential reform of public energy policies and the terms and scope of any such position impacts many aspects of this business. These determinations are "fundamental to management's ability to run [the] company on a day to day basis." The Corporation devotes significant time and resources to monitoring and participating in the legislative and regulatory process, including whether and how to take a position on political or legislative policies that are in line with the best interests of the Corporation and its shareholders. This process involves the study of a number of factors, including the likelihood that political efforts will be successful and the anticipated effect of specific policies on the Corporation's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of certain issues of public policy, or whether to otherwise participate in the political process, involve complex considerations. These include the impact of proposed legislation on the Corporation's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Corporation.

The staff has consistently held that proposals seeking to involve a company in the political or legislative process, or to assert a particular public policy position, may be excluded under Rule 14a-8(i)(7). See, for example, *Yahoo! Inc.* (available April 5, 2007) (permitting exclusion of proposal seeking report on internet company's support for certain public policy measures concerning regulation of the internet, particularly "net neutrality"); and *International Business Machines Corp.* (available January 21, 2002) (permitting exclusion of proposal requiring the company to join with other corporations in support of a national health insurance system).

For these reasons and consistent with the precedent discussed above, the proposal is directed at involving the Corporation in a political and legislative process related to an aspect of its operations and, thus, is excludable pursuant to Rule 14a-8(i)(7).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

EXHIBIT 1

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.271.0735
Fax: 414.271.0637
Cell: 414.406.1265
mikecrosby@aol.com

December 13, 2007

Mr. Rex W. Tillerson, Chairman of the Board
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

By Facsimile: 972.444.1505

Dear Mr. Tillerson:

Yesterday I wrote you a letter with an accompanying shareholder resolution for inclusion in the proxy materials for the next annual meeting of ExxonMobil. I had written it in a hurry and now find some things that were/are not clear in the resolution.

I hereby withdraw the resolution you should have received by overnight mail today and submit the enclosed. The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 12, 2007.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed, revised resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Again, I reiterate that I don't want to create/sustain any negativity between XOM and my Province on this critical issue of our nation's energy future. I fear that this resolution will be met with strong negativity at the Company but hope our ongoing dialogue might continue to move in a manner vis-à-vis the issue of U.S. energy sustainability and independence in ways that would have us withdraw this resolution.

Sincerely yours,

[signature]

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

SHAREHOLDER PROPOSAL

DEC 13 2007

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

EXXONMOBIL

Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing complexities and difficulties. This sourcing problem arises from various factors: a leveling of our oil supply in Non-OPEC nations, increasing volatility in OPEC nations, unilateral actions in countries like Venezuela who demand contract revisions, a lack of new refineries and old refineries that must be shut down for repairs.

Given such problems, many call for "U.S. energy independence." In interviews and debates among Republican Presidential candidates in 2007, John McCain envisioned the nation becoming "energy independent in five years." He called for a "Marshall Plan" in this direction (12.12.07). He also noted a key obstacle toward this realization has been "special interests," including "petroleum companies" (12.11.07). Another Republican candidate, Mike Huckabee, promised that, if elected, he would move the nation to become "oil free" in our energy consumption in ten years (12.11.07).

This resolution's proponents believe that, ideally, in an interconnected and interdependent world, every nation should have sufficient food and fuel to meet its basic needs, realized in ways that ensure sustainable development.

Among various options being considered that might move the U.S. toward energy independence and sustainability sooner rather than later is engineered geothermal development. This has been suggested by the Massachusetts Institute of Technology, a major recipient of XOM monies, in its effort to address the issue of greenhouse gas reduction and the promotion of alternative energy sources.

"A comprehensive new MIT-led study of the potential for geothermal energy within the United States has found that mining the huge amounts of heat that reside as stored thermal energy in the Earth's hard rock crust could supply a substantial portion of the electricity the United States will need in the future, probably at competitive prices and with minimal environmental impact... Just 2 percent of the U.S. geothermal resource base could yield nearly 2,000 times the power that the nation now consumes each year." http://web.mit.edu/newsoffice/2007/geothermal.html

Commenting on this dramatic development, *U.S. News and World Report* added that, since geothermal energy, unlike solar or wind, is constant, MIT said it could provide 10% of U.S. base-load energy needs [by 2050] if the nation would spend $1 billion on [jump-starting] its development over the next 15 years — less than the cost of one coal plant. http://www.usnews.com/articles/business/economy/2007/10/26/power-revolution.htm?PageNr=3

Sherri K. Stuewer, XOM's Vice President, Safety, Health and Environment, stated 06.01.07: "We continue to look for opportunities where our expertise could help make a new energy technology viable on a large scale."

To ensure any "new energy technology" by ExxonMobil also helps move the U.S. toward energy independence in an environmentally sustainable way . . . .

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.271.0735
Fax: 414.271.0637
Cell: 414.406.1265
mikecrosby@aol.com

December 12, 2007

Mr. Rex W. Tillerson, Chairman of the Board
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I write you this letter admittedly in a sense of being conflicted. On the one hand, I have been impressed with XOM's willingness to address shareholder concerns vis-à-vis our energy sourcing questions. Regarding this, I also applaud you on developing the new battery components which will facilitate new options for hybrids. Yet, as I also have written people in the Secretary's Office, I still see more statements about than developments at ExxonMobil which would assure me it is broadening its energy base in sustainable ways. Thus the enclosed which I only file due to the urgency I see in the issue and the lack of evident commensurate action on the part of ExxonMobil to show more concrete ways to address this crisis of global warming via sustainable energy sources.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 12, 2007.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I don't want to create/sustain any negativity between XOM and my Province on this critical issue of our nation's energy future. I fear that this resolution will be met with strong negativity at the Company but hope our ongoing dialogue might continue to move in a manner vis-à-vis the issue of U.S. energy sustainability and independence in ways that would have us withdraw this resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Enc.

SHAREHOLDER PROPOSAL

DEC 14 2007

NO. OF SHARES__________

DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

EXXONMOBIL
Toward U.S. Sustainable Energy Independence

WHEREAS, the U.S. energy supply faces increasing complexities and difficulties vis-à-vis ensuring access. This problem, systemic rather than episodic, arises from various factors: a leveling of the Company's supply in Non-OPEC nations, increasing volatility in OPEC nations, exclusion from original agreements in such countries as Venezuela, its resistance to build new refineries and old refineries that must be shut down due to needed repairs.

Given such unpredictability, many call for "U.S. energy independence." In the interviews and debates among Republican candidates for President in 2007, John McCain envisioned the nation becoming "energy independent in five years" if he were elected. He called for a "Marshall Plan" in this direction (12.12.07). Senator McCain also noted that a key obstacle toward this realization has been the "special interests" that include the "petroleum companies" (12.11.07). Another Republican candidate, Mike Huckabee, promised that, if elected, he would move the nation to be "oil free" in our energy consumption in ten years (12.11.07).

This resolution's proponents believe that, ideally, in an interconnected and interdependent world, every nation should be able to be food and fuel sufficient and that these basic needs should be realized in ways that ensure sustainable development.

Among various options being considered that might move the U.S. toward energy independence and sustainability sooner than later is engineered geothermal development. This has been proffered by the Massachusetts Institute of Technology, a major recipient of ExxonMobil monies, in its effort to address the issue of greenhouse gas reduction and the promotion of alternative energy sources.

"A comprehensive new MIT-led study of the potential for geothermal energy within the United States has found that mining the huge amounts of heat that reside as stored thermal energy in the Earth's hard rock crust could supply a substantial portion of the electricity the United States will need in the future, probably at competitive prices and with minimal environmental impact... Just 2 percent of the U.S. geothermal resource base could yield nearly 2,000 times the power that the nation now consumes each year." http://web.mit.edu/newsoffice/2007/geothermal.html

Commenting on this dramatic development, *U.S. News and World Report* added that, since geothermal energy, unlike solar or wind, is constant, MIT said it could provide 10% of U.S. base-load energy needs [by 2050] if the nation would spend $1 billion on [jump-starting] its development over the next 15 years — less than the cost of one coal plant.
http://www.usnews.com/articles/business/economy/2007/10/26/power-revolution.htm?PageNr=3

Sherri K. Stuewer, ExxonMobil's Vice President, Safety, Health and Environment, stated 06.01.07: "We continue to look for opportunities where our expertise could help make a new energy technology viable on a large scale."

To ensure any "new energy technology" by ExxonMobil also helps move the U.S. toward sustainable energy independence . . . .

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and at a reasonable expense, on how XOM can develop and make available the technology needed to enable the U.S.A. to become energy independent in an environmentally sustainable way.

2008XOM.TowardU.S.A.SustainableEnergyIndependence.12.12.07   498 words, excluding titles

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ADDRESS: 1015 N. Ninth St.

CITY: Milwaukee STATE: WI ZIP CODE (REQUIRED): 53233

SENT BY: (NAME/DEPT.): Michael H. Crosby PHONE: 414.271.0735

TO (COMPANY NAME) DHL CANNOT DELIVER TO A P.O. BOX: ExxonMobil

ADDRESS: 5959 Las Colinas Blvd

CITY: Irving STATE: TX ZIP CODE (REQUIRED): 75039

ATTN: (NAME/DEPT.): Rex W. Tillerson PHONE: 972.444.1539

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5008 423 7512
5008 423 7512
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Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2007

VIA UPS – OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning an energy technology report, which you have submitted on behalf of the Province of Saint Joseph of the Capuchin Order ("proponent") in connection with ExxonMobil's 2008 annual meeting of shareholders. However, the proof of share ownership you submitted is insufficient.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the proponent does not appear on our records as a registered shareholder, you must submit proof that the proponent meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders) of securities that of securities that the proponent may own beneficially.

Note in particular that the proponent's proof of ownership (1) must be provided by the holder of record; (2) must indicate that the proponent owned the required amount of securities as of December 13, 2007, the date of submission of the proposal; (3) must state that the proponent has continuously owned the securities for at least 12 months prior to December 13, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. The letter we received from the Bank of New York Mellon shows ownership through December 12, 2007; your submission was dated December 13, 2007.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

[signature]

Enclosure



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part ok

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The BANK of NEW YORK

The Bank of New York Mellon

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

December 18, 2007

Exxon Mobil
Mr. Rex W. Tillerson, Chairman of the Board
5959 Las Colinas Blvd
Irving, TX 75039-2298
Fax 972-444-1505

Province of St Joseph of the Capuchin Order
Account #000794603

Holding in

Exxon Mobil., as of 12/13/2007,

The Province of St. Joseph of the Capuchin Order has had continuous Ownership for over one year and prior to January 31, 2003 of 200 shares of Exxon common Stock CUSIP # 302316102.

Sincerely,

Scott R. McNulty
Administrator

SHAREHOLDER RELATIONS

DEC 18 2007

NO. OF SHARES______
COMMENT:______
ACTION:______

PROOF NOT OK

The BANK of NEW YORK.

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The Bank of New York Mellon

Father Crosby

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

December 14, 2007

Exxon Mobil
Mr. Rex W. Tillerson, Chairman of the Board
5959 Las Colinas Blvd
Irving, TX 75039-2298
Fax 972-444-1505

Province of St Joseph of the Capuchin Order
Account #000794603

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EXHIBIT 2



Tomorrow's Energy

A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

ExxonMobil

Taking on the world's toughest energy challenges.℠

February 2006

CONTENTS

Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy – one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

Section 1: The Next Quarter-Century of Energy

Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development – OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter-century will have a dramatic impact on global energy demand and trade patterns.

A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE), with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig. 1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

Fig. 1

Growing World Energy Demand
Millions of Barrels per Day of Oil Equivalent (MBDOE)



World
400
350
300
250
200
150
100
50
0
205
230
334
2000
2005
2030
North America
0.6%
57
68
Europe
0.8%
37
47
Russia / Caspian
1.3%
18
27
Asia/Pacific (OECD)
0.9%
17
23
Asia/Pacific (Non-OECD)
3.2%
44
113
Middle East
1.9%
11
19
Africa
2.0%
11
19
Latin America
2.2%
9
18
2000
2030
% = Average Annual Growth 2000 - 2030

Note: For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Republic of Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, Turkey, the UK and the United States.

Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important, given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries
Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing Nations
2000-2030
-1.8%
-1.4%
Developed Nations
-1.5%
1980
1990
2000
2010
2020
2030

Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy in 2030, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher CO_2 intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase almost 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide (CO_2) emissions, with close to 85% of the increase in developing countries (See section 2).
- Advances in technology are critical to successfully meeting future energy supply-and-demand challenges.

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base

Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)



% = Average growth/Year 2000 - 2030
350
300
250
200
150
100
50
0
1980
1990
2000
2010
2020
2030
1.6%
1.8%
1.8%
1.4%
Other
Coal
Gas
Oil
Other Energy
MBDOE
80
70
60
50
40
30
20
10
0
Wind and Solar 11.1%
1.3%
Biomass,
Municipal Solid Waste
1.9%
Hydro
Wind and Solar
MBDOE
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12.4%
Wind
Solar
9.6%

Non-fossil energy supplies will expand

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth in Transportation 2000 - 2030
Light-Duty Vehicles
Million



% = Average Growth / Year 2000 - 2030
500
400
300
200
100
0
2000
2010
2020
2030
4.7%
1.2%
0.9%
North America
(incl. Mexico)
Europe
Asia/Pacific

development that ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

Natural Gas: Power generation, emissions benefits and LNG technology drive growth

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe, where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas-consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

LNG's dramatic growth

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

Global oil resources are adequate to meet demand

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered (See Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports



Billion cubic feet per day
100
80
60
40
20
0
LNG
Long Pipelines
Local Production
2000
2030
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources



Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/
Oil Sands
Oil Shale

Meeting Future Energy Needs: Technology, investment and supportive governments are critical
To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

Fig. 7

The Move to Deeper Water: Exploration depths
Depth in feet



2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005

Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

Fig. 8

Total World Energy Investment Requirement: $17 Trillion
World Energy Investment, 2004-2030

Over $200 billion per year required in Oil and Gas



Oil
18%
Gas
18%
Coal
2%
Electricity
62%

Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

Fig. 9

ExxonMobil R&D Investment 2000 - 2004



Millions of Dollars
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk.
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before.
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

Section 2: Greenhouse Gas Emissions – A Global Issue

Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.

Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in CO_2 emissions from 2000 through 2030 (See Fig.10).

Fig. 10

CO_2 Emissions Growth Driven by Developing Countries



Billion metric tons CO2
40
35
30
25
20
15
10
5
0
Average Growth / Yr.
2000-2030
1.7%
2.7%
0.5%
Developing
Developed
Growth
2000-2030
85%
15%
1980
1990
2000
2010
2020
2030

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of CO_2 from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of CO_2 per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world (See Fig. 12).
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

The Need for Innovative Technology[5]

Carbon Emissions
Billions of Metric Tons of Carbon



50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions of technology improvement
Required to stabilize CO_2 level in atmosphere of 550ppm
Assumed advances in:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap technologies:
• Carbon Capture & Storage
• Hydrogen/ Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
1990
2010
2030
2050
2070
2090
Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century, even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO_2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

Existing Technologies Offer Significant Potential

Projected Chinese Emissions with Enhanced Technology[6]
MMTCE



2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025

Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries.
A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30% and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 35% of anticipated 2025 emissions and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

ExxonMobil Recommendations: Key Objectives for Long-Term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks and pace policy response

Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

Our world has changed

Since the 1800s, concentrations of carbon dioxide (CO_2) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting:** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.

  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research:** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental

Fig. 13

Greenhouse Gas Emissions (Normalized)

Direct equity CO_2 equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)


50
45
40
35
30
25
20
15
10
5
0
Downstream
Upstream
Chemical
2002
2003
2004

Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

impacts for decades to come. Examples of ExxonMobil's work in this area include:

  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

Fig. 14

Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999
Million metric tons per year



12
10
8
6
4
2
0
Cogeneration
Energy Efficiency
2000
2001
2002
2003
2004
25
20
15
10
5
0
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004

Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generation. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced CO_2 emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research areas include hydrogen, solar energy, biomass, advanced combustion, CO_2 sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

GCEP
Global Climate & Energy Project
STANFORD UNIVERSITY

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[16] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

GCEP Research Programs
At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

7 hydrogen
6 advanced combustion
5 solar energy
4 CO_2 storage
2 CO_2 capture and separation
2 biomass
1 advanced materials and catalysts

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

Responding to Greenhouse Gas Regulations
We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]

- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

Climate Policy: Assessing risks to investors

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important, as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of CO_2 annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce CO_2 emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates CO_2 from a gas stream, compresses it to reduce volume and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of CO_2. The IPCC estimates that these large facilities account for nearly 60% of global man-made CO_2 emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers CO_2 at LaBarge, Wyoming, which is used for enhanced oil recovery. As part of that activity, a gas stream including CO_2 is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- CO_2 capture from power plants and most other large combustion facilities remains expensive.
- CO_2 storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global CO_2 emissions.

We have conducted research relevant to CCS for many years and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological CO_2 Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

Fig. 15

Carbon Capture and Storage


Power Station
with CO2 Capture
Unminable
Coal Beds
Pipeline
Pipeline
Depleted Oil
or Gas Reservoirs
Deep Saline
Aquifer

Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing CO_2 emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

Fig. 16

Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine

Cost multiple to gasoline


20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar

Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

Biofuels

The use of biofuels in transportation is another way that CO_2 emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important, as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

Cost of Production for Biofuels Options
2004 $ per gallon gasoline equivalent



4
3
2
1
0
2002
Post - 2010
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variablilty in plant location, feedstock costs, operating and capital costs.
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Ethanol Options
Biodiesel Options
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification

Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle CO_2 savings of about 90% versus up to 50% with current processes.[27]

Important, too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

Wind and Solar

Currently, the most competitive renewable energy source is wind power (See Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

Cost of Electricity from Traditional and Emerging Sources
Cents per kWh (2005 $)



25
20
15
10
5
0
Range 20 - 80
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*

* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without CO_2 capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if CO_2 capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

Advanced Nuclear

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15% to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

Technology Choice and CO_2 Emissions

If new technologies are to be applied to realize reductions in CO_2 emissions, then it is important to understand the cost of various options in terms of dollars per tonne of CO_2 abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies, and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart in Fig. 19 illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in CO_2 are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of CO_2 than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of CO_2 abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

Fig. 19

The Cost of Reducing CO_2
CO_2 abatement costs for different technology options
Dollars per tonne of CO_2 abated


400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)

Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, limited by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in CO_2 emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

Section 4: Managing in a Changing Environment

ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.

Fig. 20

Sustained Competitive Advantage
5-year Rolling Average Return on Capital Employed**



Percent
20
15
10
5
0
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS
2000
2001
2002
2003
2004

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk are familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

Investment discipline and long-term perspective

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

Business Model
ExxonMobil Approach



Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

A focus on operational excellence

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards, and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.
- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.
- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.
- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

Fig. 22

OIMS' 11 Elements



Operations
Driver
Evaluation
1. Management Leadership, Commitment, and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.
- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

Summary

Summary

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by almost 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risk positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

References

1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report on International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7. http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge TN. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London, UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington, DC, April 2001 (http://ghg.api.org)

19. Austin, D., and Sauer, A., Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO_2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com

February 2006

Printed entirely on recycled paper

SP-116

EXHIBIT 3

ExxonMobil

Taking on the world's toughest energy challenges.™











2006 corporate citizenship report

environmental performance

focus areas:

- Energy efficiency
- Gas flaring
- Greenhouse gas emissions
- Spill prevention
- Operating in sensitive areas

Case study: Sound and the marine environment

ExxonMobil is committed to operating in an environmentally responsible manner everywhere we do business. Our efforts are guided by in-depth scientific understanding of the environmental impact of our operations, as well as by the social and economic needs of the communities in which we operate. Our operational improvement targets and plans are based on driving incidents with real environmental impact to zero and delivering superior environmental performance. We are committed to our environmental initiative—*Protect Tomorrow. Today.*

environmental management

We manage our safety, security, health, and environmental risks worldwide using our *Operations Integrity Management System* (OIMS). This system gives us a rigorous and systematic framework by which to communicate expectations, measure progress, and ensure results. It meets the requirements of the International Organization for Standardization's standard for environmental management systems (ISO 14001).

Our business operations continue to drive improvements in their environmental performance by incorporating *Environmental Business Planning* (EBP) into the annual business planning cycle. The businesses use EBP to identify key environmental drivers, set targets in key focus areas, and identify projects and actions to achieve those targets. The EBP approach has been an effective tool to integrate environmental improvements into the company's overall business plan. We regularly engage with local communities to provide input to our EBP process. For additional information about EBP, please go to our Web site (*exxonmobil.com/ebp*).

For new projects and developments, we conduct environmental and social impact assessments (ESIAs) that review factors such as community concerns, sensitive environmental habitats—for example, sound and the marine environment (see case study, page 24)—and future regulatory developments. The assessment results are integrated into project decision making.

For example, ExxonMobil Development Company, which manages ExxonMobil's major new upstream projects worldwide, is developing *Environmental Standards* as guidelines to help managers plan and integrate best practices for environmental protection into new projects and drilling operations. In 2006, guidelines that address nitrogen oxides (NOx) emissions, flaring and venting, and managing offshore drill cuttings were developed. Additional guidelines for managing waste, water, and land use will be developed in 2007.

Emergency Preparedness. Risks are inherent in the energy and petrochemical business, including risks associated with safety, security, health, and the environment. ExxonMobil recognizes these risks and takes a systematic approach to reducing them.

environmental performance
a closer look

Climate change: policy perspective

A global approach to the risk posed by rising greenhouse gas emissions is needed that recognizes energy's importance to the world's economies. Developing countries will weigh emissions reductions against energy-intensive economic development, which lowers poverty and improves public health.

Policymakers can work today to reduce the risk of climate change due to rising greenhouse gas emissions by seeking to:

• Promote energy efficiency both in energy supply and end use;

• Ensure wider deployment of existing emissions-reducing technology;

• Support research and development of new technologies that can dramatically lower emissions while ensuring energy availability; and,

• Maintain support for climate research, to inform policy and the pace of response.

The choice of policy tools will be important. Each should be assessed for effectiveness, scale, and cost, as well as their implications for economic growth and quality of life. In our view, effective policies will be those that:

• Promote global participation;

• Ensure any cost of carbon is uniform across the economy and is predictable; uniformity ensures economic efficiency in getting the biggest reduction in emissions at the lowest cost, and predictability facilitates investment in technologies needed to reduce emissions;

• Maximize the use of markets, to aid rapid adoption of successful initiatives;

• Maximize transparency;

• Minimize complexity and administrative costs; and,

• Provide flexibility to adjust to ongoing understanding of the economic impact and evolving climate science.

Public Policy Research Contributions. ExxonMobil supports the development of public policy to address the risk posed by rising greenhouse gas emissions.

ExxonMobil contributes to a broad array of organizations that research significant domestic and foreign policy issues and promote discussion on issues of direct relevance to the company. Our support is transparent, and our U.S. contributions can be found on our Web site (*exxonmobil.com/contributions*). These groups range from the Brookings Institution and the American Enterprise Institute to the Council on Foreign Relations and the Center for Strategic and International Studies.

As most of these organizations are independent of their corporate sponsors and are tax-exempt, our financial support does not connote any substantive control over or responsibility for the policy recommendations or analyses they produce.

We place great emphasis on planning to ensure a quick and effective response capability to operational incidents. Operating businesses and major sites have well-trained teams who are routinely tested in a range of scenarios including product spills, fires, explosions, natural disasters, and security incidents. In addition to hundreds of local drills in 2006, we conducted six major regional emergency response drills, which included a major drill conducted together with the U.S. Coast Guard in Alaska. For more information on our emergency prevention and response systems, please go to our Web site (*exxonmobil.com/emergencyresponse*).

global climate change and greenhouse gas emissions

Climate Change. Addressing the risk posed by rising greenhouse gas (GHG) emissions while providing more energy to support economic growth and to improve global living standards is an important issue facing our world today.

Climate remains an extraordinarily complex area of scientific study. Because the risk to society and ecosystems from rising greenhouse gas emissions could prove to be significant, strategies that address the risk need to be developed and implemented.

environmental performance a closer look

Reporting greenhouse gas emissions

ExxonMobil is committed to reporting greenhouse gas emissions from our operations, and we have reported our emissions since 1998. Our calculations are based on the techniques and emissions factors provided in the internationally endorsed *Compendium of Greenhouse Gas Emission Estimation Methodologies for the Oil and Gas Industry* (American Petroleum Institute) and the *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions* (International Petroleum Industry Environmental Conservation Association), which we helped to develop.

Calculating global GHG emissions is complex, not least because:

• Emissions from petroleum production and refining operations can vary widely due to differing geological circumstances, natural resource characteristics such as sulfur levels in crude oil, and the range of end-product specifications required in different regions, countries, or even local markets.

• On average, about 87 percent of petroleum-related GHG emissions are produced by end users, versus 13 percent by petroleum industry production and manufacturing operations. The emissions produced by burning specific fuels are well-known—for example, standard gasoline and diesel fuel emit 20.3 and 22.5 pounds of CO_2 per gallon, respectively. But actual end-user emissions will depend on factors such as vehicle choice, travel habits, and energy-efficiency efforts in businesses, homes, offices, and vehicles.

• The supply chain for crude oil from production to product marketing involves numerous changes of ownership such that approximately 20 percent of the crude oil we refined in 2006 came from our own production, and about half of the fuel products that we produced were sold to other companies who in turn sell them to others. This petroleum supply chain is illustrated below.

It is important that producers, refiners, distributors, and end users in the chain take responsibility for managing and accounting for the emissions they generate. Those who operate facilities or use fuels are in the best position to identify opportunities to control emissions.

ExxonMobil 2006 worldwide petroleum supply overview

MBD: million barrels per day


4.4
MBD
Crude purchased to supply refineries
2.4
MBD
ExxonMobil global crude production
6.4
MBD
Refinery output
(5.6 MBD crude input, plus other feedstocks, plus volume gain via processing)
1.3
MBD
Purchased products
Lubricants and specialty product sales
3.4
MBD
Fuel sales direct to end users
Feedstocks for chemical manufacturing
Production
Refining
Marketing

greenhouse gas emissions (absolute)
direct equity, CO_2-equivalent emissions
(million metric tons)


150
100
50
0
03
04
05
06

■ downstream ■ upstream ■ chemical
■ cogeneration and Hong Kong power

greenhouse gas emissions (normalized)
direct equity, CO_2-equivalent emissions (excluding cogeneration)
(metric tons per 100 metric tons of throughput)


60
40
20
0
03 04 05 06
03 04 05 06
03 04 05 06

■ upstream ■ downstream ■ chemical

avoided GHG emissions from ExxonMobil actions since 1999
CO_2-equivalent emissions
(million metric tons)


12
8
4
0
00
02
04
06

■ energy efficiency ■ cogeneration

Meaningful approaches must be affordable to consumers, applicable in the developed and developing world, and allow for continued economic growth and improvements in living standards. Technological advances will be critical.

Greenhouse Gas Emissions. At ExxonMobil, we take the risk posed by rising GHG emissions seriously and are taking action. Our scientists and engineers are working to reduce GHG emissions today, while supporting the development of new technologies that could significantly reduce emissions in the long term. Examples include:

- Improving energy efficiency at our facilities, resulting in CO_2 emissions reduction of about 8 million metric tons in 2006 from steps taken since 1999, equivalent to taking about 1.5 million cars off the road in the United States;

- Investing in cogeneration capacity, reducing global CO_2 emissions by over 10.5 million metric tons in 2006, equivalent to taking about 2 million cars off the road in the United States;

- Continuing to support the *Global Climate and Energy Project* (GCEP) at Stanford University—a pioneering research effort to identify technologies that can meet energy demand with dramatically lower greenhouse gas emissions. Study areas include solar energy, hydrogen, biofuels, and advanced transportation;

- Working with auto and engine manufacturers to improve fuel economy by as much as 30 percent, reducing emissions of CO_2 as well as air pollutants;

- Partnering with the European Commission and other organizations to assess the viability of geological carbon storage;

- Exploring new ways to produce hydrogen for potential long-term applications ranging from vehicles to retail stations and large production facilities; and,

- Engaging with the U.S. Environmental Protection Agency in the SmartWay® Transport Partnership to improve fuel economy and reduce emissions associated with the transportation of our products.

In 2006, our greenhouse gas emissions were 146 million metric tons, a 5.4-percent increase over 2005 due to increases in oil production in Africa and the ramp-up in energy-intensive liquefied natural gas (LNG) production from new facilities in the Middle East.

Research and Development. We have been working for more than 25 years with scientific and business communities, taking part in research to create economically competitive and affordable future options for reducing global emissions associated with growing demand for energy. Because the combustion of fuels by consumers generates the majority of GHG emissions, we also work with auto and engine manufacturers, government laboratories, and academia to develop more efficient technologies for the use of petroleum products, especially in transportation. As one example, we are working on separate initiatives with Toyota and Caterpillar to develop more efficient, cleaner-burning internal combustion engines and engine systems that could improve the fuel economy of future vehicles by up to 30 percent versus current gasoline engines.

The *Global Climate and Energy Project*, now entering its fifth year, continues to expand and diversify its portfolio of research activities. Research in the past year included work in biomass energy, advanced coal utilization, solar energy, fuel cells, hydrogen, carbon capture and storage, and advanced combustion for possible transportation and other applications. In 2007, GCEP will begin research on advanced energy storage that offers the potential to enhance the commercial

Through GCEP, research is being conducted to discover affordable options for reducing global greenhouse gas emissions associated with energy use. For example, graduate student-researcher Shannon Miller investigates more efficient combustion engines in the Advanced Energy Systems Lab at Stanford University.



viability of intermittent energy sources such as wind and solar. Increasingly, GCEP funding has been awarded to scientists outside Stanford at other research institutions in the United States, Australia, the Netherlands, Switzerland, and Japan. Specific research programs launched in 2006 include the investigation of the following:

• Genetically engineering an organism that can convert solar energy into chemical energy stored as hydrogen;

• Developing far more efficient engines based on advanced combustion concepts;

• Storing carbon dioxide underground in secure formations for thousands of years;

• Developing inexpensive solar cells from organic materials; and,

• Preparing specific diesel fuels from biological feedstocks.

improving energy efficiency

In 2006, we consumed approximately 1475 trillion British thermal units (BTUs) of energy running our operations. Since the launch of our *Global Energy Management System* (GEMS) in 2000, we have identified opportunities to improve energy efficiency at our refineries and chemical plants by 15 to 20 percent. We have implemented more than half of these opportunities, with associated cost savings of approximately $750 million per year in our Refining and Chemical businesses. As a result of these actions, we have avoided the emission of about 8 million tons of associated GHG in 2006, which is roughly equivalent to removing 1.5 million cars from U.S. roads.

We continue to implement a range of operational and facility improvements, conduct targeted research and development of energy-saving new technologies, and apply technological innovations in our projects. As part of the American Petroleum Institute's *Voluntary Climate Challenge Program*, ExxonMobil is committed to improve energy efficiency by 10 percent between 2002 and 2012 across our U.S. refining operations. We are on track to meet this commitment not only in the United States but also globally.

As an example, our Trecate, Italy, refinery improved energy efficiency by over 15 percent since 2000. About half of the improvements to date are the result of low-cost optimization of day-to-day operations. The remainder is attributable to the installation of new energy-efficient facilities. A GEMS assessment in 2006 identified additional energy-saving opportunities equivalent to $10 million to $15 million per year.

Cogeneration. Cogeneration is the simultaneous production of electricity and thermal heat/steam. By capturing the waste heat that otherwise escapes into the atmosphere or is lost in condensing steam back to water, we are able to use it directly within our manufacturing and production facilities. Cogeneration has been a significant factor in reducing energy consumption and improving energy efficiency at ExxonMobil facilities around the world. With the latest turbine technology, cogeneration can be twice as efficient as traditional methods of producing steam and power separately.

As an industry leader in cogeneration applications, we invested more than $1 billion into cogeneration projects during 2004 to 2005 alone. We now have interest in about 100 such facilities in more than 30 locations worldwide with a combined capacity of 4300 MW of power. ExxonMobil's current cogeneration capacity reduces global CO_2 emissions by over 10.5 million metric tons annually. The amount of CO_2 reduced is equivalent to taking about 2 million cars off the road in the United States.

We are undertaking facility upgrades at our U.S. facilities to reduce our combined NO_x/SO_2 emissions by 70 percent from our 2000 baseline levels. Total air emissions from our Beaumont, Texas, complex decreased by 65 percent from 2000 to 2005.



hydrocarbon flaring from worldwide oil and gas production
(million standard cubic feet per day)


900
600
300
0
03
04
05
06

In 2006, we continued the development of new cogeneration projects in Kazakhstan, Belgium, China, and Singapore, which are scheduled for completion between 2007 and 2010. These four projects alone represent a combined capacity of 875 MW of power and will bring our total cogeneration capacity to over 5000 MW by 2010.

Our cogeneration facility in Belgium, currently under construction, is designed such that nearly two-thirds of the power could be exported from the site to the public power grid. Other cogeneration projects currently under development in Europe and the United States will also consider larger configurations that have the capacity to export excess power from the sites.

flare reduction

Globally, we strive to minimize the flaring of natural gas. This includes both gas that is produced along with oil and that has no economic outlet, and gas that is flared as a result of operating events. Flare reduction efforts are in place across all our operations, and *Flare & Venting Reduction Guidelines* have been developed for use in all new upstream production installations. In our existing facilities, we are implementing procedures and projects that will improve operations reliability and, therefore, reduce the flaring associated with unexpected operating events and equipment maintenance.

In Venezuela, for example, ExxonMobil completed our Gas Facility Modification Project in 2006, together with our joint-venture partners. The project improved the ability to meet gas sales specifications and provided new high-capacity gas-handling equipment to manage future increases in produced gas volumes while reducing flaring to minimum operating levels.

Our operation in Nigeria is the largest single source of flaring among the countries where we do business. We are investing about $3 billion in gas utilization and commercialization projects to eliminate routine gas flaring.

As a result of growth in oil production in Africa, where there is a high quantity of associated gas produced with the crude oil, and limited markets for natural gas, flaring has increased. This increased gas production has more than offset our efforts to reduce flaring in existing operations. In 2006, upstream flaring increased 10 percent over 2005.

Our refineries, on the other hand, reduced flaring by over 10 percent in 2006 through implementation of *Flaring Best Practices*. For example, at our Baytown complex in Texas, the refinery reduced flaring by 80 percent compared to 2003. To continue this progress, an Air Incident Reduction (AIR) Team was created to identify additional opportunities for reducing flaring at the chemical plants at the site.

To reduce upstream flaring, ExxonMobil is exploring additional opportunities for increasing gas recovery as an alternative to gas flaring. For example, we are an active member of the World Bank's Global Gas Flaring Reduction Partnership, working with others to overcome barriers to implementing economically feasible alternatives to gas flaring. Our affiliates are engaged with host governments to develop constructive regulations and frameworks that promote gas markets and enable attractive gas utilization projects.

air emissions of VOCs, SO_2, and NOx
(thousand metric tons)


450
300
150
0
VOCs
SO2
NOx
2003
2004
2005
2006

air emissions from operations

We are working to reduce emissions such as sulfur dioxide (SO_2), nitrogen oxides (NOx), and volatile organic compounds (VOCs) from our operations. Our progress in reducing air emissions is the result of numerous initiatives, including major capital investments, implementation of cost-effective new technologies, and adoption of creative new operating practices. In some cases these reductions are driven by new regulations, and in other cases we are responding to the priorities in communities around our operations. As a result of these efforts, we have reduced these air emissions by 11 to 20 percent from 2003 levels.

Over the next several years, we are undertaking facility upgrades at our U.S. facilities to reduce our combined NOx/SO_2 emissions by 70 percent from our 2000 baseline levels. Total air emissions from our Beaumont, Texas, complex decreased by 65 percent from 2000 to 2005. We made significant investments over this time period and are making good progress toward reducing emissions another 25 percent by 2008 over 2005 levels. Upgrades and facility improvements for air emissions reduction include energy cogeneration, retrofitted controls for a wet gas scrubber, and additional flare gas recovery.

At our Fawley refinery in the United Kingdom, we addressed a new standard for ambient SO_2 by linking an air quality monitoring station in the community to the refinery control panel. With this improvement, air quality changes can be immediately interpreted and addressed, and the cost and impact on our operations of meeting the new regulations have been reduced. More importantly, this innovative solution has enabled us to continue to reduce the impact of the refinery on the community.

environmental performance a closer look

ExxonMobil joins U.S. EPA's SmartWay® Transport Partnership

In March 2006, ExxonMobil joined the SmartWay® Transport Partnership. This Partnership is a voluntary collaboration between the U.S. Environmental Protection Agency (EPA) and the freight industry designed to increase energy efficiency while significantly reducing emissions that may result in air pollution. The Partnership aims to achieve fuel savings of up to 150 million barrels of fuel per year and currently includes more than 500 partners.

Many of the SmartWay® Transport strategies are already being implemented in our delivery fleet. ExxonMobil will contribute to the Partnership's goal of reducing carbon dioxide, nitrogen oxides, and particulate emissions by improving the environmental performance of our truck fleet operations.

We are committed to the use of technology and best practices to improve environmental performance beyond compliance and regulation. For example, in 2005 and 2006, many of our chemical plants and refineries conducted surveys of VOC emissions using a new optical imaging technology. This technology not only provides a more efficient means of detecting leaking valves, but also allows sites to easily detect emissions from storage tanks, heating and cooling equipment, and other sources that are not as easily monitored.

In addition, we are actively supporting initiatives to reduce the emissions from consumers' use of our products in the transportation sector. For example, in 2001, ExxonMobil began a multiyear program to successfully phase out leaded gasoline in sub-Saharan Africa by the end of 2005. We worked in collaboration with IPIECA, the World Bank, NGOs, and local governments, and on January 1, 2006, all of sub-Saharan Africa became lead-free. The United Nations Environment Programme (UNEP) has expanded this program beyond Africa to eliminate leaded gasoline in the 30 remaining countries around the world that still use it. ExxonMobil supports this initiative and will continue to participate until leaded gasoline is fully phased out.

marine vessel spills (owned/operated and long-term leased)
(number of spills)


18
12
6
0
00
01
02
03
04
05
06
>1 barrel in volume
<1 barrel in volume

other spills (non-marine)
(number of oil, chemical, and drilling fluid spills greater than 1 barrel)


660
440
220
0
00
01
02
03
04
05
06
number of spills to water
number of spills to soil

spill prevention

ExxonMobil is committed to the prevention and elimination of spills from our operations, and we have made significant improvements in our performance.

In 2006, we achieved a record low number of oil spills to the environment as a result of ongoing improvement efforts focused on upgrading and replacing key equipment and on comprehensive inspection and surveillance programs. The 2006 performance represents a 21-percent reduction from 2005 and continues a trend that has resulted in an over-10-percent average reduction per year since 2000. All of our operating units have set ambitious targets for further spill reduction.

Although the number of spills is at a record low, we are continuously working to reduce both the number and the volume of spills. Despite our progress, as a result of a handful of larger-volume spills, the total volume spilled in 2006 exceeded that in 2005. Rigorous cleanup efforts for all spills result in recovery of much of the volume spilled.

Many of the initiatives and processes implemented to achieve improvements in spill performance have come from our field-based spill prevention teams, which include employees from operations and maintenance, supported by engineers, and backed by commitments from every level of management. Teams meet regularly to share ideas and information that lead to improvement in performance.

Our refining and chemical divisions have implemented an *Oil Spill Best Practice Program* and are providing additional resources to assist in the identification of causal factors and solutions that address the root causes of spills at sites with higher incident frequency. Multiyear infrastructure improvement programs and focused inspection programs are also under way. For example, at our Torrance facility in California, we began an underground piping replacement project in the late 1990s. As a result of this ongoing program and increased operator awareness, the number of oil spills has been significantly reduced from 2004 to 2006.

waste management

At ExxonMobil, we use a tiered approach to reduce waste, both hazardous and nonhazardous. Our first priority is to reduce waste at its source. If this cannot be achieved, we recycle or reuse waste to the extent feasible. Any remaining hazardous waste is then treated to render it nonhazardous or disposed of at an approved hazardous waste disposal site.

Over the last five years, we successfully reused on average about 40 percent of the hazardous waste generated. The amount of hazardous waste disposed of from ongoing operations decreased by about 25 percent from 2003 to 2006. Total hazardous waste disposed of in 2006 was 246 thousand metric tons, about 17 percent less than in 2005.

In 2005, our Baytown olefins plant in Texas partnered with a company that makes use of one of the plant's waste streams. Working with local regulatory agencies and with this partner company, we were able to find an alternative use for the waste product, which is now being used in a manufacturing process. As a result, the plant's hazardous waste generation in 2006 decreased by approximately 950 metric tons.

In 2006, we achieved a record low number of oil spills, as a result of ongoing improvement efforts focused on upgrading and replacing key equipment and on comprehensive inspection and surveillance programs.

Our business operations span a variety of ecosystems, such as the Santa Barbara Channel in Southern California, where we operate three offshore platforms as part of our Santa Ynez Unit facilities. At all locations, we adhere to the industry's highest standards of environmental management to develop appropriate mitigation steps.



We are also constantly reviewing our internal processes to identify new ways to reduce waste. Over the past five years, our Edison Synthetics Plant in New Jersey reduced the amount of solid waste generated per barrel of product by 46 percent. Specific areas of focus include improvements to an alkylated naphthalene process that has reduced waste generation by 70 percent to date. Two other areas of focus were our *No Oil to Sewer Program*, which reduced separator waste oils by 70 percent, and the elimination of lime in our jet oil manufacturing process, which reduced filter cake waste by 26 percent.

regulatory compliance and expenditures

In 2006, our worldwide environmental expenditures were more than $3.2 billion, including $1.1 billion in capital expenditures and over $2.1 billion in operating expense. Fines and settlements paid in 2006 represent about four-tenths of 1 percent of our total expenditure.

freshwater management

We recognize that we have a responsibility to surrounding communities and the environment for managing our freshwater use in a sustainable manner. ExxonMobil continually seeks ways to reduce freshwater use and preserve water quality, through the design and operation of our facilities, recycling and reuse, and measures to prevent water pollution.

Our major manufacturing facilities (e.g., refineries and chemical plants) had a net consumption of 309 million cubic meters of fresh water in 2006, representing an 8-percent reduction since 2004.

Our recent freshwater survey identified areas in which we operate where fresh water is a potentially scarce resource. ExxonMobil sites operating in these areas are addressing ways of reducing their freshwater usage through their respective *Environmental Business Planning* (EBP). For example, in our operations in Chad, the team conducted the initial hydrotest for the 30-kilometer Miandoum-to-Moundouli pipeline using produced water instead of fresh water.

protecting biodiversity

ExxonMobil recognizes the importance of conserving biodiversity while meeting the world's growing demand for energy and improving lives in the areas where we operate. Because our business spans the globe, we face the challenge of operating in a variety of ecosystems with sensitive characteristics. To address this challenge, we work under the industry's highest standards of environmental management. We consider that healthy ecosystems can go hand-in-hand with economic development through careful community management of natural resources. ExxonMobil supports programs that build the capacity of local communities to maintain and protect their natural environment. For more information, please go to our Web site (*exxonmobil.com/biodiversity*).

We assess each location individually for environmental sensitivities and develop appropriate mitigation steps. We employ a variety of assessment tools in implementing our *Environmental Aspects Guide*, which has been in use for almost 10 years. This *Guide* assists in the systematic identification and mitigation of potential environmental impacts associated with our operations using a five-step process to ensure that relevant activities, products, and services are identified, potential environmental impacts are assessed, and necessary actions are implemented and documented.

These processes are assessed within OIMS and are consistent with the requirements of ISO 14001, the International Organization for Standardization's standard for environmental management systems.

We also utilize Environmental and Social Impact Assessments (ESIAs) to identify sensitive areas and develop mitigation steps for our new projects. This includes an ecosystem evaluation and consideration of biological, chemical, and physical characteristics, including consideration of people's health and socioeconomic needs as an integral part of the environment. We limit where we conduct field activities, locate camps in specific areas to minimize our impacts, and restore affected areas to environmentally acceptable conditions.

environmental performance a closer look

Biodiversity

• In the proposed Hong Kong LNG Terminal Project, improvements to the site layout were identified and reduced our marine footprint by 85 percent, thus reducing the loss of natural coastline.

• Through careful planning of the layout for the Golden Pass LNG Terminal Project in Sabine Pass, Texas, 20 acres of wetlands were preserved. For the Adriatic and Golden Pass LNG Terminal Projects, we plan to use horizontal directional drilling to install pipelines under, instead of across, water bodies and sensitive wetlands.

• Five of ExxonMobil's business properties are certified Wildlife Habitat Council (WHC) sites. These sites provide habitat for wildlife in Montana, Wyoming, Texas, and New Jersey. In 2006, ExxonMobil became a founding supporter of WHC's *Corporate Land for Learning* program, designed to encourage certified WHC private lands to become conservation educational centers for the communities in which they operate.

• Esso Exploration Angola (Block 15) Limited is the main corporate sponsor of the Universidade Catolica de Angola's Palanca Negra Gigante (Giant Sable Antelope) Conservation Project in Angola. The purpose of the project is to research and protect the remaining populations of the Giant Sable Antelope, Angola's national symbol, which is believed to be close to extinction. As the population of the Giant Sable—now believed to be about 200 animals—increases and becomes more visible, opportunities for ecotourism for resident communities are expected to grow significantly.

In Angola, we are sponsoring researchers at the Universidade Catolica to study and protect the remaining populations of the Giant Sable Antelope, Angola's national symbol, which is believed to be close to extinction.



RECEIVED
2008 MAR 11 PM 1:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FAX TRANSMISSION

To: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: March 11, 2008

Re: Shareholder proposal submitted to Exxon Mobil Corporation

Number of pages, including this page = 5

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 10, 2008

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Will Hines, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the Company"), and which has submitted a shareholder proposal to Exxon, to respond to the letter dated January 21, 2008, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponent's shareholder proposal may be excluded from the Company's year 2008 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Exxon's year 2008 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests Exxon's Board to take steps toward making Exxon "the industry leader" in developing technology to "enable the

U.S.A. to become energy independent in an environmentally sustainable way" and to report to the shareholders on the matter.

RULE 14a-8(i)(10)

Exxon's argument is wholly without merit. The Proponent's shareholder proposal requests the Company to take steps to make it the leader in moving the United States toward "energy independence". Nothing in the Company's (i)(10) argument in any way addresses the energy independence issue. This is not surprising since the Chairman and CEO of Exxon, as well as the Company itself, has specifically repudiated the idea that the US either can or should attempt to achieve energy independence. Thus, in a speech entitled "Renewing the Commitment to Energy Internationalism" (available on Exxon's website) which he delivered to the World Energy Congress, in Rome, Italy, on November 12, 2007, Mr. Tillerson, after lauding the partnership between Saudi Arabia and the US as a "lynchpin of the global trading system", stated:

The Dangers of Resource Nationalism

These realities are not fully recognized in several nations today, however. In the current high price environment, some exporting and importing countries are losing sight of their interdependence. Instead, they are responding to the energy challenge by pursuing policies of resource nationalism, ranging from calls for "energy independence" for consuming countries, to "energy superpower" status for producing ones.

Over the long-term, such isolationism and resource nationalism is counterproductive, hurts those who have the greatest need for energy to support economic progress, and undermines our shared goals of economic development, supply security and environmental protection.

In the case of "energy independence," few major economies can realistically achieve it. Here in Europe, reliable, diverse energy supply sources are important for energy security. In the United States, the gap between domestic energy consumption and production stands at about 15 million barrels of oil equivalent per day, or 30 percent of Americans' daily demand for energy from all sources.

This gap is filled primarily with imports of oil from over 35 countries last year. No single region, except for North America, accounted for more than 15 percent of U.S. crude oil imports in 2006.

This gap could be reduced by continuing to use energy more efficiently. It could also be reduced by opening access to the wealth of domestic energy supplies currently ruled "off-limits." But regardless, no conceivable combination of demand moderation or domestic supply development can realistically close the gap and eliminate Americans' need for imports

Not only is "energy independence" in most places unrealistic, its pursuit can have a chilling effect on existing trading relations. As a recent report by the U.S. National Petroleum Council concluded, "Policies espousing 'energy independence' may create considerable uncertainty among international trading partners and hinder investment in international energy supply development." I have no doubt that this strikes a chord with many in this room today.

In short, energy security, not energy independence, should be the goal. . . .

But we do need to ensure that the global energy markets and international energy partnerships do not fall apart. They are essential to, in the words of the Council's mission, "promote the sustainable supply and use of energy for the greatest benefits of all people."

To fulfill this mission, not only must engineers of all nations help, but policymakers and civic leaders, as well.

Energy can and should unite us, not divide us. That is the spirit behind the World Energy Council — and that is a key to solving the world's energy challenges.

The fact that Exxon specifically rejects the notion that the United States should strive for energy independence is also explicitly made in a Company's "op-ed" entitled "invest globally, fuel locally", dated December 6, 2007, that also appears on Exxon's website. The op-ed states:

> Most of the world's major economies import oil and natural gas to meet their energy needs, even though they may have large amounts of these resources at home. This includes the United States. Today, about 30 percent of total U.S. energy demand is met by net imports of all energy types. . . .
>
> Access to imports will continue to play a vital role as U.S. energy demand grows. Meeting Americans' needs in the future will require investments in energy across a wide range of geographic sources, as well as a continued commitment to innovation. . . .
>
> Some have argued for closing doors to oil and gas imports and pursuing "energy independence." This approach would reduce Americans' choices and weaken the international system of energy trade and investment that enables the development of additional supplies.
>
> Americans should instead keep our doors open. By investing in energy globally, we can help meet our energy needs locally. And more energy from more geographic sources around the world strengthens U.S. energy and economic security.

In summary, Exxon has clearly rejected the notion that the United States should strive to achieve energy independence. It there for cannot possibly have "substantially implemented" the Proponent's shareholder proposal that requests Exxon to "become the industry leader . . .in . . .enabl[ing] the USA to become energy independent".

For the foregoing reasons, the Company has failed to overcome its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

RULE 14a-8(i)(7)

The Company totally misconstrues the Proponent's proposal. It does not ask Exxon to take a lobbying stand on any issue pending before Congress. Rather, it requests the Company to take actions pertaining to its own business. In no way can the proposal reasonably be construed to "seek[] to have the Corporation engage in political and lobbying activities" as claimed in the final full paragraph on page 4 of Exxon's letter, a paragraph that summarizes the Company's (i)(7) argument. Rather, the proposal calls upon Exxon itself to become the "industry leader" in moving the nation toward energy independence.

But even if the clear language of the Proponent's proposal is disregarded, a proposal that requests a registrant to take a stand on a public issue does not render the proposal a matter of ordinary business. See, for example, *Exxon Mobil Corporation* (February 25, 2008).

For the foregoing reasons, the Company has failed to overcome its burden of proving that The Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: James E., Parsons, Esq.
Rev. Michael Crosby
Leslie H. Lowe
Laura Berry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2008

The proposal requests that the board of directors establish a committee to study steps and report to shareholders on how ExxonMobil can become the industry leader in developing and making available the technology needed to enable the U.S.A. to become energy independent in an environmentally sustainable way.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END